SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No. )*

LRAD Corporation

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

50213V109

(CUSIP Number)

June 15, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 50213V109
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power

	(6)	Shared Voting Power 1,728,232 shares of Common Stock

	(7)	Sole Dispositive Power

	(8)	Shared Dispositive Power 1,728,232 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,232 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.33%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No: 50213V109
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 148,264

	(6)	Shared Voting Power 1,728,232 shares of Common Stock

	(7)	Sole Dispositive Power 148,264

	(8)	Shared Dispositive Power 1,728,232 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876,496 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.79%

(12)	Type of Reporting Person (See Instructions) IN

CUSIP No: 50213V109
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power

	(6)	Shared Voting Power 1,728,232 shares of Common Stock

	(7)	Sole Dispositive Power

	(8)	Shared Dispositive Power 1,728,232 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,232 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.33%

(12)	Type of Reporting Person (See Instructions) IN

CUSIP No: 50213V109

Item 1.

(a)	Name of Issuer LRAD Corporation (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 16990 Goldentop Rd., Ste. A, San Diego, CA 92127

Item 2 (a).	Name of Person Filing
Item 2 (b).	Address of Principal Business Office or, if none, Residence
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Richard Abbe, an individual who is a citizen of the United States of America, and (iii) Kimberly Page, an individual who is a citizen of the United States of America (“Mr. Abbe” and “Ms. Page,” together with Iroquois, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, NY 10017.

Item 2 (d)	Title of Class of Securities Common Stock, $0.00001 par value per share
Item 2 (e)	CUSIP Number 50213V109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 32,394,288 shares of Common Stock issued and outstanding as of May 11, 2018, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 18, 2018.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 1,728,232 shares of Common Stock. Mr. Abbe and Ms. Page share has the authority and responsibility for the investments made on behalf of Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois is the investment manager for Iroquois Master Fund and Mr. Abbe is President of Iroquois. In addition, by virtue of his position as a custodian or trustee of certain Accounts (The Samantha Abbe Irrevocable Trust, The Talia Abbe Irrevocable Trust and The Bennett Abbe Irrevocable Trust), Mr. Abbe may be deemed to be the beneficial owner of the 139,257 shares of Common Stock held in aggregate by such Accounts. In addition, by virtue of his position as trustee of the Abbe Berman Foundation, Mr. Abbe may be deemed to be the beneficial owner of the 9,007 shares of Common Stock held by the Abbe Berman Foundation. The amounts shown as beneficially owned do not include 109,748 shares of Common Stock held by The Merav Abbe Trust, which holds a majority interest in Iroquois, as Mr. Abbe does not have voting or dispositive control over those shares. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of Iroquois Master Fund and Mr. Abbe and Ms. Page hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2018

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Richard Abbe
Richard Abbe, Authorized Signatory

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.